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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing


                                          Commission File Number   0-16665
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(Check One)
[X] Form 10-K and Form 10-KSB 9   Form 11-K
[ ] Form  20-F 9  [ ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

         For period ended     December 31, 2000
                              -----------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

        For the transition period ended N/A
                                        ----------------------------------------

        Read Attached Instruction Sheet Before Preparing Form.
        Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: FORM 10-KSB for Fullcomm, Inc., CONTINUED FAILURE OF AUDITOR TO FINALIZE FINANCIAL STATEMENTS!
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                                    PART I
                            REGISTRANT INFORMATION

         Full name of registrant Fullcomm, Inc.
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         Former name if applicable Fullcomm Technologies, Inc.
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         Address of principal executive office 110 W. Franklin Avenue,
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         City, State and Zip Code  Pennington, NJ 08534
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                                    PART II
                            RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      _ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      _ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Board of Directors of the Registrant, on April 19, 2000, (i) appointed Goldstein, Golub, Kessler as independent auditor effective immediately and (ii) accepted the resignation of Thomas P. Monahan, CPA, who had served as the Registrant's independent auditor since its inception.

        For the two fiscal years ended December 31, 1998 and 1999, and the subsequent interim period through March 31, 2000, and to the date of our former accountant's resignation on April 19, 2000, (i) there were no disagreements with Mr. Monahan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope, or procedures, which disagreements, if not resolved to his satisfaction, would have caused him to issue an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, auditing scope, or accounting principles, and (iii) there was no adverse opinion or disclaimer of opinion contained in any of Mr. Monahan's reports for financial statements for such periods.

        There was no consultation by the Registrant with Goldstein, Golub, Kessler as to (i) the application of accounting principles, or (ii) the type of audit opinion that might be rendered in the Registrant's financial statements prior to their appointment.


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        The Board of Directors of the Registrant, on February 16, 2001,
appointed Thomas P. Monahan, CPA, as independent auditor effective immediately and gave written notice of the termination of their services to Goldstein, Golub, Kessler by mail (Exhibit "F-1").

        There was no consultation by the Registrant with Thomas P. Monahan, CPA, as to (1) the application of accounting principles, or (ii) the type of audit opinion that might be rendered in the Registrant's financial statements prior to his re-appointment.

        Mr. Steven Mayer of Goldstein, Golub, Kessler finally returned the telephone inquiries of Registrant's counsel of February 28, 2001, and informed Registrant's counsel that he knew his firm's services had been terminated and it had not resigned, so it would not be releasing a letter regarding accounting practices or disagreements as to accounting principles until the outstanding balance of $3,000, for preparation of the financial for the Registrant's 9/30/2000 10-Q had been received.

        Since that time, Mr. Monahan has been provided with all the UCC and judgment searches, stock transfer information at 12/31/00, and numerous other items from the Registrant he has requested. The last such list was given to the Registrant on Wednesday, April 11, 2001. On Friday morning, Mr. Monahan informed Registrant's counsel, Jence L. Thomas, Esq., that he was still working on the notes, the shareholders' equity, and other essential information without which the audited financial statements will not be complete for filing. He reaffirmed this position on Monday April 16, 2001. Therefore, it has become apparent that the Registrant is still prevented from making a complete filing and respectfully requests an additional extension of time in which to file a properly completely 10-KSB.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact with regard to this notification.

   Adam S. Gottbetter, Esq.         (212)                  983-6900
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                                   (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [X] Yes             [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [ ]Yes              [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


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                                Fullcomm, Inc.
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                 (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: April 13, 2001

                                             By:      /s/ Brendan Elliott

                                             -------------------------------
                                             Brendan Elliott, President
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                            ACCOUNTANT'S STATEMENT
                            ----------------------

                               Thomas P. Monahan

                          Certified Public Accountant

                             208 Lexington Avenue

                              Paterson, NJ 07502

Securities Exchange Commission
Washington, DC 20549

                                                    April 13, 2001

         Re:      Fullcomm, Inc., (the "Company")

Dear Sirs:

         On February 16, 2001, we were retained as the Company's independent auditor for the fiscal year ended December 31, 2000. During the period subsequent to our retention, we have been provided with documentation and information needed by us to prepare and complete the audit. At our request, this documentation has been supplemented from time to time with additional documentation and information. As might be expected, the audit is taking us more time to complete than an audit prepared for a client with whom we have had an ongoing relationship. Due to the circumstances discussed above, it appears that the audit will not be completed prior to April 16, 2001, the extended due date for the Company's Form 10K-SB. We do expect, however, that the audit will be completed in sufficient time for the Company to file its Form 10K-SB for fiscal year

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ended December 31, 2000, within the additional fifteen calendar day extension period granted to the Company pursuant to Rule 12b-25.


                                                Very truly yours,


                                                -------------------
                                                Thomas P. Monahan, CPA


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